As filed with the Securities and Exchange Commission on September 5, 2003
Registration No. 333-108309

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Dobson Communications Corporation

(Exact name of registrant as specified in its charter)

Oklahoma	73-1513304
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

14201 Wireless Way

Oklahoma City, Oklahoma 73134
(405) 529-8500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bruce R. Knooihuizen

Executive Vice President and Chief Financial Officer
Dobson Communications Corporation
14201 Wireless Way
Oklahoma City, Oklahoma 73134
(405) 529-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Theodore M. Elam, Esq.

McAfee & Taft A Professional Corporation
211 North Robinson, Suite 1000
Oklahoma City, Oklahoma 73102
(405) 235-9621

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	Per Unit	Offering Price	Fee

Series F convertible preferred stock, $1.00 par value(1)	686,201 shares	$178.571 (2)	$122,535,599	$ 9,913.13

Class A common stock, $0.001 par value(1)	73,151,584 shares	(3)	557,843,608 (3)	45,129.54

Total			$680,379,207 (3)	$55,042.67(4)

(1)	There is registered hereunder such indeterminate number of shares of Series F convertible preferred stock that may be issued upon payment of dividends payable in shares of the Series F convertible preferred stock and an indeterminate number of shares of class A common stock that may be issued upon conversion of the Series F convertible preferred stock registered hereby.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2). No separate consideration will be received for class A common stock that is issued upon conversion of the Series F convertible preferred stock registered hereunder.

(3)	Of the proposed $680,379,207 maximum offering price, $249,560,859 represents amounts attributable to the additional 28,985,001 shares of class A common stock included in this registration statement amendment and has been calculated in accordance with Rule 457(c) of the Securities Act based on the average of the high and low sales price of the class A common stock on the NASDAQ Small Cap Market as of August 28, 2003, which was $8.61. Of the proposed maximum offering price, $308,282,749 represents amounts attributable to the 44,166,583 shares of class A common stock previously registered under this registration statement and was calculated in accordance with Rule 457(c) of the Securities Act based on the average of the high and low sales prices of the class A common stock on the NASDAQ Small Cap Market as of August 25, 2003, which was $6.98.

(4)	Of this total $34,853.20 was paid upon the filing of this registration statement on Form S-3 (Registration No. 333-108309) filed on August 28, 2003.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED SEPTEMBER      , 2003

PROSPECTUS

Dobson Communications Corporation

Series F Convertible Preferred Stock

and
Class A Common Stock

        The selling shareholders described in the section entitled “Selling Shareholders” beginning on page 25 of this prospectus or their transferees may offer from time to time up to an aggregate of 686,201 shares of our Series F convertible preferred stock, an aggregate of 73,151,584 shares of our class A common stock, such indeterminate number of shares of our Series F convertible preferred stock that may be issued upon payment of dividends payable in shares of our Series F convertible preferred stock, and such indeterminate number of shares of our class A common stock that may be issued upon conversion of our Series F convertible preferred stock. We will not receive any proceeds from the sale of shares by the selling shareholders.

      Our class A common stock is quoted on the Nasdaq SmallCap Market under the symbol DCEL. Our Series F convertible preferred stock is not publicly traded.

      For information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled “Plan of Distribution” beginning on page 32 of this prospectus.

      Our address is 14201 Wireless Way, Oklahoma City, Oklahoma 73134, and our telephone number is (405) 529-8500.

      You should read this prospectus and any prospectus supplement carefully before you invest.

       See “Risk Factors” beginning on page 3 for a discussion of matters that you should consider before investing in these securities.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003.

WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
THE OFFERING
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
INDEMNIFICATION OF DIRECTORS AND OFFICERS
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS
EX-23.1 Consent of KPMG LLP: Dobson Communications
EX-23.2 Consent of KPMG LLP: American Cellular

Where You Can Find More Information	i
Incorporation of Certain Documents by Reference	i
Cautionary Language Regarding Forward-Looking Statements	ii
The Company	1
The Offering	3
Risk Factors	3
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	9
Use of Proceeds	10
Description of Capital Stock	10
Selling Shareholders	26
Plan of Distribution	32
Indemnification of Directors and Officers	34
Legal Matters	34
Experts	34

      Whenever we refer to the “Company,” “Dobson” or to “us,” or use the terms “we” or “our” in this prospectus, we are referring to Dobson Communications Corporation, an Oklahoma corporation, and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the Commission at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on its public reference rooms. The Commission also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov).

      We have filed with the Commission a registration statement and related exhibits on Form S-3 under the Securities Act of 1933, as amended. This prospectus, which is a part of the registration statement, omits certain information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety to that reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Commission allows us to incorporate by reference in this prospectus the information we file with the Commission. This means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following documents we filed with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, excluding any information included under items 9 or 12 of our current reports incorporated herein by reference:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	Current Report on Form 8-K filed on January 8, 2003;

•	Current Report on Form 8-K filed on March 4, 2003;

•	Current Report on Form 8-K/ A filed on March 5, 2003;

•	Current Report on Form 8-K filed on March 7, 2003;

•	Current Report on Form 8-K/ A filed on March 10, 2003;

•	Current Report on Form 8-K filed on March 31, 2003;

•	Current Report on Form 8-K filed on April 4, 2003;

•	Current Report on Form 8-K filed on April 22, 2003;

•	Current Report on Form 8-K filed on May 15, 2003;

•	Current Report on Form 8-K filed on May 28, 2003;

•	Current Report on Form 8-K filed on June 19, 2003;

•	Current Report on Form 8-K filed on July 14, 2003;

•	Current Report on Form 8-K filed on July 28, 2003;

•	Current Report on Form 8-K filed on August 8, 2003;

•	Current Report on Form 8-K filed on August 28, 2003;

•	description of our common stock contained in our registration statement on Form 8-A filed with the Commission on January 28, 2000; and

•	all documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of securities.

      We also incorporate by reference the following documents filed by American Cellular Corporation with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, excluding any information included under items 9 or 12 of our current reports incorporated herein by reference:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	Current Report on Form 8-K filed on July 14, 2003;

•	Current Report on Form 8-K filed on July 28, 2003; and

•	Current Report on Form 8-K filed on August 6, 2003.

      Potential investors may obtain a copy of any of the agreements summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings without charge by written or oral request directed to Dobson Communications Corporation, Attention: J. Warren Henry, Investor Relations, 14201 Wireless Way, Oklahoma City, Oklahoma 73134, (405) 529-8500.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, any applicable prospectus supplement and the documents that we incorporate by reference, may contain statements that we believe are, or which may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We generally indicate these statements by words or phrases such as “anticipate,” “estimate,” “plan,” “expect,” “believe,” “intend,” “foresee” and similar words or phrases. These statements discuss, among other things, expected growth, domestic development and expansion strategy, and future performance. All of these

ii

forward-looking statements are subject to risks, uncertainties and assumptions, many of which we describe under the caption “Risk Factors” or in the documents we incorporate by reference. Consequently, actual events and results may vary significantly from those contemplated or implied by our forward-looking statements. The forward-looking statements included in this prospectus, the applicable prospectus supplement or the relevant incorporated document are made only as of the date of this prospectus, the applicable prospectus supplement or the relevant incorporated document, as the case may be, and, except as required by law, we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

iii

THE COMPANY

      You should read the following summary together with the more detailed information and financial statements and the related notes that we incorporate by reference into this prospectus. Unless the context otherwise requires, all references in this prospectus to “our,” “us” and “we” refer to Dobson Communications Corporation and its subsidiaries as a combined entity, except where it is clear that such terms means only Dobson Communications. Unless the context otherwise requires, the information contained in this prospectus gives effect to the August 19, 2003 consummation of the transactions described under the caption “The Reorganization”, including the merger of ACC Escrow Corp. with and into American Cellular Corporation, the cancellation of $681,900,000 original principal amount of American Cellular’s outstanding 9 1/2% Senior Subordinated Notes due 2009, the assumption by American Cellular of $900,000,000 principal amount of 10% Senior Notes due 2011 issued by ACC Escrow Corp. on August 8, 2003, and the use of the proceeds from the sale of those notes to fully repay American Cellular’s bank credit facility, which transactions are collectively called the “reorganization.” References to “pro forma” with respect to our results of operations reflect adjustments to our historical financial statements as if the reorganization had occurred as of January 1, 2002. References to “pro forma” with respect to our financial condition reflect adjustments to our historical financial statements as if the reorganization had been completed as of June 30, 2003. We encourage you to read the entire prospectus, including the section entitled “Risk Factors” and the financial and other information incorporated herein by reference.

      We are the largest provider of rural and suburban wireless communications services in the United States. We focus on acquiring and operating wireless systems that are adjacent to major metropolitan areas, which include a high concentration of expressway corridors and roaming activity.

Business

      At June 30, 2003, on a pro forma basis, our wireless telephone systems covered a total population of 11.1 million and we had approximately 1.6 million subscribers with an aggregate market penetration of 14.1%. We began providing wireless telephone service in 1990 in Oklahoma and the Texas Panhandle. We have expanded our wireless operations rapidly since then, primarily through the acquisition of rural and suburban wireless systems and through the internal growth of our business. We offer digital voice and digital feature services to all of our covered population through our existing Time Division Multiple Access, or TDMA, digital network. We are currently in the process of updating to the Global System for Mobile Communications, or GSM, and General Packet Radio Service, or GPRS, digital network which will enable us to offer enhanced data services. For the year ended December 31, 2002, we had total revenue of $561.9 million, a net loss applicable to common stockholders of $190.6 million and a net loss applicable to common stockholders per common share of $2.10. For the six months ended June 30, 2003, we had total revenue of $292.3 million, income applicable to common stockholders of $244.0 million, and income applicable to common stockholders per common share of $2.64. On a pro forma basis, for the year ended December 31, 2002, we had total revenue of $1.0 billion, loss from continuing operations applicable to common stockholders of $807.6 million, and loss from continuing operations applicable to common stockholders per common share of $6.00. On a pro forma basis, for the six months ended June 30, 2003, we had total revenue of $515.8 million, income from continuing operations applicable to common stockholders of $216.2 million, and income from continuing operations applicable to common stockholders per common share of $1.61. At June 30, 2003, on a pro forma consolidated basis, we had $2.2 billion of indebtedness and stockholders’ equity of $200.6 million.

      We believe that owning and operating a mix of rural and suburban wireless systems provides strong growth opportunities because we believe these systems currently have lower penetration rates, higher subscriber growth rates, less competition for subscribers than wireless systems located in larger metropolitan areas and a higher proportion of roaming revenue. We focus on acquiring and operating wireless systems that are adjacent to major metropolitan areas, which include a high concentration of expressway corridors and roaming activity.

      Our subsidiary, American Cellular, and we recently entered into long-term roaming agreements with AT&T Wireless Services, Inc. and Cingular Wireless LLC to provide their subscribers with TDMA and GSM services when they roam in our markets.

      For the six months ended June 30, 2003, approximately 84.1% of our roaming traffic was attributable to AT&T Wireless and Cingular. On a pro forma basis, for the six months ended June 30, 2003, approximately 80.2% of our roaming traffic was attributable to AT&T Wireless and Cingular. Our ability to benefit from our AT&T Wireless and Cingular GSM roaming and operating agreements depends on our timely build-out of the GSM technology over our markets.

      Our long-term contracts with AT&T Wireless and Cingular allow our subscribers to roam outside of our service area on their networks at rates we believe to be attractive. Our markets have significant roaming activity due in part to their concentration of expressway corridors and their proximity to densely populated urban areas, including New York City, Minneapolis-St. Paul, Pittsburgh, Cincinnati and Louisville.

The Reorganization

      On August 19, 2003, American Cellular and we consummated the reorganization of American Cellular, as a result of which American Cellular became a wholly-owned subsidiary of us and our subsidiaries. In order to accomplish the reorganization, on July 14, 2003, American Cellular commenced a simultaneous exchange offer for its existing 9 1/2% Senior Subordinated Notes due 2009 and solicitation of consents and votes for a pre-packaged bankruptcy plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code in the event the requirements of the exchange offer were not satisfied. The exchange offer was subject to a variety of important conditions, including the condition that holders representing 99.5% of the aggregate principal amount of the existing notes agree to the exchange offer, as such conditions were amended or waived. As a part of the exchange offer, holders of American Cellular’s existing notes who tendered their existing notes were to receive shares of our class A common stock, shares of our Series F convertible preferred stock and up to $50.0 million in cash in exchange for their existing notes.

      We, together with certain of our affiliates, entered into an Exchange Offer and Plan Support Agreement with holders of approximately 67% of the aggregate outstanding principal amount of American Cellular’s existing notes. These noteholders agreed, subject to the terms and conditions of such agreement, to tender and not withdraw their existing notes in the exchange offer and to vote in favor of the pre-packaged bankruptcy plan.

      The exchange offer and consent solicitation for the pre-packaged bankruptcy plan were scheduled to expire on August 8, 2003, but were extended to August 11, 2003. While the exchange offer was pending, ACC Escrow Corp., our indirect, wholly owned subsidiary, which was formed solely to issue new notes and merge into American Cellular, completed a private offering of $900.0 million of 10% Senior Notes due 2011, or the new notes, and the proceeds of this offering were placed in escrow, subject to the completion of the consummation of the reorganization of American Cellular.

      On August 19, 2003, the reorganization of American Cellular was consummated, at which time the following transactions occurred:

•	our wholly owned, non-recourse subsidiary contributed $50.0 million to the capital of ACC Escrow Corp.;

•	holders of $681.9 million outstanding principal amount of American Cellular’s existing notes received an aggregate of $48.7 million in cash from American Cellular and shares representing all of the class B common stock of American Cellular, for which we exchanged approximately 43.9 million shares of our class A common stock and 681,900 shares of our Series F convertible preferred stock for their shares of American Cellular;

•	ACC Escrow Corp. merged with and into American Cellular;

•	the proceeds from the sale of the new notes and other amounts held in escrow were released;

•	the outstanding indebtedness under American Cellular’s existing credit facility was repaid in full and that credit facility was terminated;

•	$681.9 million principal amount of American Cellular’s existing notes was cancelled, and the holders of the cancelled notes received shares of our Class A common stock, shares of our Series F Convertible preferred stock and cash;

•	the financial advisor to a special committee representing the holders of American Cellular’ existing notes received a fee of $3.9 million in cash, 276,848 shares of our class A common stock and 4,301 shares of our Series F convertible preferred stock; and

•	AT&T Wireless Services, Inc. and we terminated each of our pre-existing interests in American Cellular.

Banc of America Strategic Solutions

      We are obligated under a Registration Rights Agreement with Bank of America N.A., which was subsequently assumed by Banc of America Strategic Solutions Inc., to include its shares of our class A common stock in any registration statement that we filed covering sales of our class A common stock. Banc of America Strategic Solutions has exercised that right and we have included it as a selling shareholder in this prospectus.

THE OFFERING

Stock offered by the selling shareholders	686,201 shares of our Series F convertible preferred stock and an indeterminate number of shares of our Series F convertible preferred stock which may be issued as dividends in kind on the outstanding shares of our Series F convertible preferred stock.

73,151,584 shares of our class A common stock and an indeterminate number of shares of our class A common stock which may be issued upon conversion of our Series F convertible preferred stock.

Use of proceeds	We will not receive any proceeds from the sale of shares of our Series F convertible preferred stock or our class A common stock by the selling shareholders.

Nasdaq SmallCap symbol for class A common stock	“DCEL”

RISK FACTORS

Risks Related to Our Business and Industry

Our substantial indebtedness could adversely affect our financial health.

      We have approximately $2.2 billion of indebtedness outstanding on a pro forma consolidated basis as of June 30, 2003. Our substantial indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

      We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our debt instruments do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

      Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

      We believe that cash on hand, cash generated by our operations and the proceeds available to us under our senior credit facilities will be adequate to satisfy our expected capital expenditures, anticipated working capital requirements and debt service obligations for the foreseeable future.

      We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our credit facilities in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our redemption obligations under the terms of our outstanding indebtedness and preferred stock before maturity. We cannot assure you that we will be able to refinance any of our indebtedness of any of our redemption obligations on commercially reasonable terms or at all.

We have a history of net losses. We may incur additional losses in the future and our operating results could fluctuate significantly on a quarterly and annual basis. As a result, we may be unable to pay amounts due under the notes and you could lose all or part of your investment.

      On a pro forma basis, giving effect to the reorganization, we sustained a loss from continuing operations of $774.7 million for the year ended December 31, 2002, but had income during the six months ended June 30, 2003. On a pro forma basis, giving effect to the reorganization our earnings were insufficient to cover our combined fixed charges and preferred stock dividends by $914.0 million for the year ended December 31, 2002 and $5.4 million for the six months ended June 30, 2003. We may incur additional losses during the next several years while we continue to develop our wireless systems and grow our subscriber base.

      In addition, our future operating results and cash flows will be subject to quarterly and annual fluctuations due to many factors, some of which are outside our control. These factors include increased costs we may incur in connection with the further development, expansion and upgrade of our wireless systems, and fluctuations in the demand for our services. We cannot assure you that we will sustain profitability.

The restrictive covenants in our indentures, our credit facilities, the instruments governing our preferred stock and our future debt instruments may limit our operating flexibility. Our failure to comply with these covenants could result in defaults under our indenture, our credit facilities, the instruments governing our preferred stock, and our future debt instruments even though we may be able to meet our debt service and other obligations.

      The indentures governing our outstanding senior notes, the instruments governing our outstanding preferred stock and the terms of our credit facilities impose significant operating and financial restrictions on us. These restrictions significantly limit, among other things, our ability to incur additional indebtedness, pay dividends, repay junior indebtedness, sell assets, make investments, engage in transactions with affiliates, create liens and engage in certain types of mergers or acquisitions. Our future debt instruments may have similar or more restrictive covenants. These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise take advantage of business opportunities that may arise. If we fail to comply with these restrictions, our lenders could declare a default under the terms of the relevant indebtedness even though we are able to meet debt service obligations and, because our indebtedness has cross-default and cross-acceleration provisions, could cause all of our debt to become immediately due and payable.

      We cannot assure you that we would have sufficient funds available, or that we would have access to sufficient capital from other sources, to repay any accelerated debt. Even if we could obtain additional financing, we cannot assure you that the terms would be favorable to us. If we default on any secured debt, the secured creditors could foreclose on their liens. As a result, any event of default could have a material adverse effect on our business and financial condition, and could prevent us from paying amounts due under our outstanding indebtedness or preferred stock, including the Series F convertible preferred stock.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the certificate of designations of our Series F convertible preferred stock.

      Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding shares of our Series F convertible preferred stock at 101% of the liquidations preference thereof plus accrued and unpaid dividends, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of convertible preferred stock or that restrictions in any credit facility will not allow such repurchases. In addition, we will not repurchase or redeem any of our Series F convertible preferred stock in connection with a change of control prior to our repurchase of all of our tendered 10.875% Senior Notes due 2010 in connection with such change of control.

We depend on roaming revenue for a substantial portion of our total revenue. If the terms of our long-term roaming agreements, or the amount of roaming traffic under these agreements change materially, this could substantially harm our business.

      Our roaming revenues accounted for approximately 36% of our operating revenues for the year ended December 31, 2002, and approximately 34% of our operating revenues for the six months ended June 30, 2003. On a pro forma basis, our roaming revenues accounted for approximately 33% of our operating revenues for the year ended December 31, 2002, and approximately 31% for the six months ended June 30, 2003. Our top four roaming partners accounted for approximately 93% of our roaming revenue for the year ended December 31, 2002, and approximately 95% of our roaming revenue for the six months ended June 30, 2003. On a pro forma basis, our top four roaming partners accounted for approximately 93% of our revenue for the year ended December 31, 2002 and for the six months ended June 30, 2003. With the exception of our roaming agreements with AT&T Wireless and Cingular, our roaming agreements do not prohibit our roaming partners from entering into preferred roaming relationships with our competitors or competing directly with us in our markets. AT&T Wireless may terminate our preferred roaming provider status and the noncompetition provisions of our roaming agreement if (a) we fail to timely complete our build-out of our GSM network, (b) we fail to meet certain technical and quality standards, or (c) we otherwise breach our roaming agreements with it. Cingular may terminate our preferred roaming provider status if we fail to maintain certain technical and quality standards or otherwise breach our roaming agreement with it. To the extent these roaming partners terminate our preferred roaming status, enter into preferred roaming agreements with our competitors or compete against us in our markets, it may materially adversely affect our roaming revenue.

      Our roaming partners may terminate their agreements with us and discontinue roaming traffic in our service areas if our quality of service does not continue to meet designated technical and quality standards or if we are unable to control fraudulent use. Moreover, we cannot assure you that any of our roaming agreements will not be terminated or renegotiated on terms that are less favorable to us. In addition, these agreements provide for scheduled declining roaming rates over the next several years. As a result, if we are unable to lower our operating costs, and/or increase roaming minutes of use, our operating income may significantly decline.

      We rely on agreements with other wireless communications service providers to provide roaming capabilities to our customers in the areas of the United States that our network does not serve. We cannot assure you that we will continue to be able to obtain or maintain roaming agreements with other providers on terms that are acceptable to us. In addition, the quality of service that a wireless provider delivers during a roaming call may be inferior to the quality of service we provide, the prices of a roaming call may not be competitive with prices of other wireless providers for such call, and our customers may not be able to use any of the advanced features, such as voicemail notification, that are available within our network.

Our failure to complete the build-out of our GSM network, or a delay in its commercial availability could have a material adverse effect on our business.

      We have previously announced our plans to deploy GSM technology throughout our network, which we believe to be a key component of our business plan. We intend to substantially complete the build-out by the end of the first quarter of 2004 and complete the build-out by the end of the second quarter of 2004. Our failure to complete the build-out in a manner and timeframe consistent with our current business plan may impair our ability to attract and maintain subscribers and therefore have a material adverse effect on our business.

We will be changing billing providers in the third quarter of 2003, which could result in a disruption to our billing process and have a material adverse effect on our business.

      In November 2002, we signed a five-year contract with Convergys Corporation to replace Verisign Telecommunications Services as the exclusive provider of our billing and related functions. Convergys is currently in the process of taking over our exclusive billing and related functions. During the process of switching billing systems, it is possible that we may experience a disruption in our billing cycle and that customers may be dropped from our database. Any prolonged disruption of our billing function or loss of customers from our database could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition from other wireless providers.

      The wireless telecommunications industry is highly competitive. The viability of our business will depend upon, among other things, our ability to compete with other wireless providers, especially on price, reliability, quality of service, availability of voice and data features and customer care. In addition, the pricing of our services may be affected by competition, including the entry of new service providers into our markets. Some of the providers with which we compete have significant infrastructure in place and have been operational for many years with substantial existing subscriber bases, and may have greater capital resources than we do. The Federal Communications Commission, or FCC, will require all wireless carriers to provide for wireless number portability for their customers. Once number portability is effective, wireless customers will have the ability to change wireless carriers and retain their wireless telephone numbers. Number portability may result in an increase in movement of customers between competitors throughout the industry.

      We also face competition from paging, dispatch and conventional mobile radio operations, enhanced specialized mobile radio, called ESMR, and mobile satellite service. In addition, future FCC regulation or Congressional legislation may create additional spectrum allocations that would have the effect of adding new entrants (and thus additional competitors) into the mobile telecommunications market. We will also compete with resellers of wireless communications services in each of our markets. We expect competition in the wireless telecommunications industry to be dynamic and intense as a result of the entrance of new competition, the development and deployment of new technologies, products and services, changes in consumer preferences and demographic trends. With many of our competitors targeting the same customers we may not be able to attract and retain customers and grow our customer base.

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.

      The wireless telecommunications industry is experiencing significant technological change, as evidenced by the ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.

Market prices for wireless service may continue to decline in the future.

      Market prices for wireless services have declined over the last several years and may continue to decline in the future due to increased competition. While we try to maintain or grow average monthly revenue per user, or ARPU, we cannot assure you that we will be able to do so. We expect significant competition among wireless providers to continue to drive service and equipment prices lower. This may lead to increasing movement of customers between competitors. If market prices continue to decline it could adversely affect our ability to grow revenue, which would have a material adverse effect on our financial condition and results of operations.

We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we could fail to obtain sufficient quantities of the products and services we require to operate our businesses successfully.

      We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, subscriber growth and operating results of our operating companies could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us to be effectively locked into one of a few suppliers for key network components. As a result, we have become reliant upon a limited number of network equipment manufacturers, including Nortel and Lucent, and in the future, Ericsson. In the event it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms, on a timely basis, or at all.

We depend on third-party service marks to market our products and services. The loss of the right to use these service marks or the diminished marketing appeal of these service marks could adversely affect our business.

      We use the registered service mark CELLULAR ONE® for all of our services. We have agreements with Cellular One Group that govern our use of the CELLULAR ONE® service mark. Under these agreements, we must meet specified operating and service quality standards for our systems. If the owner of this service mark terminates our license agreements because we fail to meet the applicable operating or service quality standards or for any other reason permitted under our agreements with the owner, or if the name CELLULAR ONE® were to suffer diminished marketing appeal, or, if we are unable to renew these agreements, our ability to attract new subscribers and to retain existing subscribers in the applicable markets could be materially impaired.

We depend in large part on the efforts of our key personnel. The loss of our key personnel in a competitive employment environment could affect our growth and future success.

      Our future success depends in large part on the continued employment of Everett R. Dobson, our Chief Executive Officer, Bruce R. Knooihuizen, our Chief Financial Officer, and Douglas B. Stephens, our Vice President and Chief Operating Officer, any of whom may terminate their employment at any time. We have no formal employment agreements with any of our key employees.

      There is intense competition for qualified personnel in our industry, and the limited availability of qualified individuals could become an issue of increasing concern in the future. Our financial condition depends upon qualified personnel successfully implementing our business plan. The loss of any of the individuals listed above could adversely affect our business.

Regulatory changes may impose restrictions that adversely affect us or cause us to incur significant unbudgeted costs in modifying our business plans or operations.

      The telecommunications industry is subject to federal, state and other regulations that are continually evolving. As new telecommunications laws and regulations are issued, we may be required to modify our business plans or operations. We cannot assure you that we can do so in a cost-effective manner. In addition, the failure by us to comply with applicable governmental regulations could result in the loss of our licenses or the assessment of penalties or fines or otherwise have a material adverse effect on our results of operations.

      The FCC and state regulatory agencies continue to issue rules implementing the requirements of the Telecommunications Act of 1996, or the “1996 Act”. Such rules address obligations, which include the obligation of incumbent telephone companies to allow other carriers to connect to their network by reasonable means at rates based on cost. The interpretation and implementation of these and other provisions of the 1996 Act and the FCC rules implementing the 1996 Act continue to be heavily debated and may have a material adverse impact on our business.

      Further, federal or state governments could make regulations or take other actions that might have a material adverse effect on our business. The changes could materially and adversely affect our business prospects, operating results.

The loss of our license could adversely affect our ability to provide wireless service.

      In the United States, cellular, personal communications services and microwave licenses are valid for ten years from the effective date of the license. Licensees may renew their licenses for additional ten-year periods by filing a renewal application with the FCC. The renewal applications are subject to FCC review and are put out for public comment to ensure that the licensees meet their licensing requirements and comply with other applicable FCC mandates. Although to date the FCC has renewed each of our licenses for which a renewal application was required for a new ten-year term, the FCC may deny our license renewal applications for cause after appropriate notice and hearing. Denial of any renewal application could adversely affect our ability to continue to provide service in that license area.

      We are subject to siting and zoning regulation which could materially affect our ability to build new cell sites and expand our coverage. All telecommunication providers are obligated to contribute to the federal universal service fund in accordance with a formula presently based upon a percentage of interstate revenue. The contribution formula may change in ways that would materially adversely affect us. Universal service funds are used, among other things, to provide local telephone service to individuals or families qualifying for federal assistance or households in remote areas. Many states, including those we operate in, are implementing local universal service programs that would require carriers to contribute additional funds.

Concerns that the use of wireless handsets may pose health and safety risks may discourage the use of our wireless handsets. In addition, the costs relating to compliance with safety requirements and potential litigation could have a material adverse effect on our business, financial condition and results of operations.

      Media reports have suggested and lawsuits have been filed against wireless service providers, including us, and equipment manufacturers alleging that radio frequency emissions from wireless handsets may be linked with health risks, including cancer, and interference with various electronic medical devices, including hearing aids and pacemakers. To the extent we are named in any such litigation, we will be forced to defend ourselves. If we do not prevail in such litigation, or are forced to pay damages, we could experience a material adverse effect on our business, financial condition or result of operations.

      Concerns over radio frequency emissions may discourage the use of wireless communications devices, which could adversely affect our business. In addition, the FCC requires that certain transmitters, including mobile and portable transmitting devices used in wireless handsets, meet specific radio frequency exposure standards. Compliance with any new restrictions could materially increase our costs.

      Due to safety concerns, some state and local legislatures have passed or are considering legislation restricting the use of wireless telephones while driving automobiles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services. In addition, it may discourage use of our wireless devices and decrease our revenues from customers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards, adverse publicity and further government regulation. Any or all of these results, if they occur, could have a material adverse effect on our results of operations and financial condition.

We are subject to environmental regulation and environmental compliance expenditures and liabilities.

      Our business is subject to many environmental laws and regulations, particularly with respect to owned or leased real property underlying our tower sites. Compliance with these laws and regulations is a factor in our business. We have incurred and expect to continue to incur expenditures to comply with applicable environmental laws and regulations. Moreover, some or all of the environmental laws and regulations to which we are subject could become more stringent or more stringently enforced in the future. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.

      In addition to operational standards, environmental laws also impose obligations to clean up contaminated properties or to pay for the cost of such remediation. We could become liable, either contractually or by operation of law, for such remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Although we have conducted environmental site assessments for only some of our owned or leased sites, we are not aware of any existing conditions that are likely to result in material costs or liabilities to us. However, there can be no assurance that such conditions do not exist or that all potential instances of soil or groundwater contamination have been identified, even where site assessments have been conducted. Moreover, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to material remediation costs.

There may not be an active market for shares of our Series F convertible preferred stock, and any future trading price of our Series F convertible preferred stock may decline, making it difficult for you to sell your stock. If an active trading market does not develop for the shares of our Series F convertible preferred stock, you may not be able to resell them.

      There is no current market for our Series F convertible preferred stock. We cannot assure you that an active trading market for our Series F convertible preferred stock will develop or that our Series F convertible preferred stock will be traded actively. An illiquid market for our Series F convertible preferred stock may result in the inability to sell shares of our Series F convertible preferred stock and may also result in price volatility and poor execution of buy and sell orders. If no active trading market develops, you may not be able to resell your shares of Series F convertible preferred stock at their fair market value or at all. Future trading prices of the shares of Series F convertible preferred stock will depend on many factors, including, among other things, our operating results and the market for similar securities. We do not intend to apply for listing the convertible preferred stock on any securities exchange.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      Our earnings were insufficient to cover combined fixed charges and preferred stock dividends by $57.6 million for the year ended December 31, 1998, $200.5 million for the year ended December 31, 1999, $310.6 million for the year ended December 31, 2000, $228.4 million for the year ended December 31, 2001, $120.3 million for the year ended December 31, 2002, $67.7 million for the six months ended June 30, 2002, and $17.0 million for the six months ended June 30, 2003. On a pro forma basis giving effect to the reorganization as if it had occurred on January 1, 2002, our earnings would be insufficient to cover combined fixed charges and preferred stock dividends by $914.0 million for the year ended December 31, 2002, and $5.4 million for the six months ended June 30, 2003. We define earnings as net income (loss) before discontinued operations, extraordinary items, interest expense, amortization of deferred financing costs, taxes and the portion of rent expenses under operating leases representative of interest. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rent expense under operating leases representative of interest. The preferred stock dividends are adjusted by the tax rate in order to determine the pre-tax earnings that are equivalent to the preferred dividend amount.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of our class A common stock or our Series F convertible preferred stock by the selling shareholders.

DESCRIPTION OF CAPITAL STOCK

Preferred Stock

General

      We are authorized to issue 6,000,000 shares of preferred stock, par value $1.00 per share. Our Board of Directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock.

      Subject to limitations imposed by law or our amended and restated certificate of incorporation, our Board of Directors is empowered to determine:

•	the designation of and the number of shares constituting a series of preferred stock;

•	the dividend rate, if any, for the series;

•	the terms and conditions of any voting and conversion rights for the series, if any;

•	the number of directors, if any, which the series shall be entitled to elect;

•	the amounts payable on the series upon the liquidation, dissolution or winding-up of Dobson Communications;

•	the redemption prices and terms applicable to the series, if any; and

•	the preferences and relative rights among the series of preferred stock.

      These rights, preferences, privileges and limitations of preferred stock could adversely affect the rights of holders of common stock. As used in this prospectus the term “Board of Directors” includes any duly authorized committee of the Board of Directors.

      We currently have 2,935,015 shares of preferred stock that are undesignated. As of August 25, 2003, we had:

•	693,713 shares of preferred stock designated as 12.25% senior exchangeable preferred stock, of which 354,098 shares were outstanding;

•	431,272 shares of preferred stock designated as 13% senior exchangeable preferred stock, of which 183,601 shares were outstanding;

•	40,000 shares of preferred stock designated as class E preferred stock, none of which were outstanding; and

•	1,900,000 shares of preferred stock designated as Series F convertible preferred stock, of which 686,201 shares were issued and outstanding.

Description of Series F Convertible Preferred Stock

      The following is a summary of certain provisions of our Series F convertible preferred stock, which we refer to in this section as the convertible preferred stock.

General

      The convertible preferred stock and, when issued, any shares of convertible preferred stock that we pay as a dividend with respect to the convertible preferred stock, and any shares of our class A common stock issued upon the conversion of the convertible preferred stock, will be fully paid and nonassessable. The holders of our convertible preferred stock have no preemptive or preferential right to purchase or subscribe to any of our capital stock, obligations, warrants or any of our other securities of any class.

      The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of the convertible preferred stock and any class A common stock issued upon conversion thereof or as dividends in respect of the convertible preferred stock is UMB Bank, N.A.

      The convertible preferred stock is subject to optional redemption, as described below under “— Optional Redemption,” and mandatory redemption, as described below under “— Mandatory Redemption.”

Ranking; Amendments

      The convertible preferred stock ranks, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

•	senior to our classes of common stock, class E preferred stock, and each other class of capital stock or series of preferred stock established by our Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution, which we refer to as “Junior Stock”;

•	on parity with our 12.25% senior exchangeable preferred stock, 13% senior exchangeable preferred stock and any class of capital stock or series of preferred stock established by our Board of Directors, the terms of which expressly provide that such class or series will rank on parity with the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution, which we refer to as “Parity Stock”; and

•	junior to each class of capital stock or series of preferred stock established by our Board of Directors, the terms of which expressly provide that such class or series will rank senior to the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution, which we refer to as “Senior Stock”.

      So long as any shares of convertible preferred stock remain outstanding, we may not authorize, increase the authorized amount of or issue any shares of any class or series of Senior Stock, or any security convertible into or exchangeable or exercisable for Senior Stock, or adopt amendments to our certificate of incorporation (which includes the certificate of designation for the convertible preferred stock) or by-laws that would alter or change the powers, preferences or special rights of the convertible preferred stock so as to affect the holders thereof adversely, without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of convertible preferred stock. The certificate of designation governing the convertible preferred stock provides that, except as otherwise required by law, the authorization of, the increase in the authorized amount of or the issuance of any class or series of Parity Stock or Junior Stock does not require the consent of any holder of convertible preferred stock and is not deemed to alter or change the powers, preferences or special rights of the convertible preferred stock so as to affect the holders thereof adversely as to dividend rights or rights upon liquidation or otherwise. See “— Voting Rights.”

Dividends

      Holders of shares of convertible preferred stock will be entitled to receive, when, as and if declared by our Board of Directors out of our assets legally available therefor, dividends, which may be paid in cash or in additional shares of convertible preferred stock, at our option as follows:

•	if we elect to pay dividends in cash, dividends will be paid at the annual rate per share of 6% of the liquidation preference of $178.571 per share of convertible preferred stock (equivalent to $10.714 per annum per share), or

•	if we elect to pay dividends in additional shares of convertible preferred stock, dividends will be paid at the annual rate per share of 7% of the liquidation preference of $178.571 per share of convertible preferred stock (equivalent to $12.50 per annum per share), to be paid in additional fully paid and nonassessable shares of convertible preferred stock having an aggregate liquidation preference equal to the amount of such dividends.

      We will pay dividends semi-annually in arrears, on April 15 and October 15 of each year, commencing on October 15, 2003. Dividends will be cumulative, and if dividends are not timely paid in either cash or shares of convertible preferred stock, the unpaid dividends will accrue, whether or not earned or declared or whether in any dividend period or periods there are funds legally available for the payment of such dividends. The accrued dividends will be computed for the unpaid period at the annual rate of 7% of the liquidation preference of $178.571 per share of convertible preferred stock on which dividends were not paid. Dividends will be payable from the most recent dividend payment date or, in the case of the first dividend payable, from August 19, 2003. Dividends payable on the convertible preferred stock for any period less than a full semi-annual dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We refer to each period for which a dividend is payable as a dividend period.

      Each dividend will be payable to holders of record as they appear on our stock records at the close of business on the record date designated by our Board of Directors with respect to the relevant dividend payment date, which may be not less than 10 nor more than 60 days prior to the dividend payment date.

      No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of our convertible preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum set apart for the payment of such dividend, upon all outstanding shares of convertible preferred stock.

      If a partial dividend is declared with respect to any dividend period, it will be distributed on a pro rata basis with respect to the outstanding shares of the convertible preferred stock.

      The transfer agent is authorized and directed in the certificate of designation to:

•	aggregate any fractional shares of our convertible preferred stock that we may distribute as dividends;

•	sell them at the prevailing market price; and

•	distribute the proceeds to the holders of our convertible preferred stock in proportion to their respective interests.

      We will pay the expenses of the transfer agent with respect to any sale of the aggregated fractional shares, including brokerage commissions. If the sale by the transfer agent of the aggregated fractional interests would be restricted, we will agree with the transfer agent on other appropriate arrangements for the cash realization of fractional interests.

      Dividends that are in arrears and unpaid for any past dividend period and dividends in connection with any optional redemption pursuant to the provisions under “— Optional Redemption” may be declared and paid at any time, without reference to any regular dividend payment date, to holders of record on such date, not more than 45 days prior to the payment thereof, as may be fixed by our Board of Directors.

      We will not declare, pay or set apart any sum for the payment of any dividend or other distribution in respect of any Parity Stock or Junior Stock, and will not (and will not permit any of our subsidiaries to)

redeem, purchase or otherwise acquire for any consideration any Parity Stock or Junior Stock (or any money paid to or made available for any sinking fund for the redemption of any Parity Stock or Junior Stock) unless our Board of Directors has declared, and we have not failed to pay, a dividend on the convertible preferred stock in the full amount payable with respect to all previously ended dividend periods and the dividend period in which such payment of a dividend or other distribution in respect of, or redemption, purchase or acquisition of, any Parity Stock or Junior Stock would occur.

      In addition, we may:

•	declare and pay dividends on Parity Stock which are payable solely in shares of Parity Stock or Junior Stock;

•	declare and pay dividends on Junior Stock which are payable solely in shares of Junior Stock;

•	declare and pay dividends on Parity Stock or Junior Stock by increasing the liquidation value of the Parity Stock or Junior Stock, as applicable;

•	repurchase, redeem or otherwise acquire Junior Stock in exchange for Junior Stock; or

•	repurchase, redeem or otherwise acquire Parity Stock in exchange for Parity Stock or Junior Stock.

      Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the convertible preferred stock, is limited by the terms of our outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Oklahoma law.

Optional Redemption

      We do not have the option to redeem the convertible preferred stock prior to August 19, 2005. We may redeem the convertible preferred stock for cash, in whole or in part, at our option on or after August 19, 2005, at the redemption prices specified below (expressed as percentages of the liquidation preference thereof), in each case, together with accumulated and unpaid dividends (including an amount in cash equal to a prorated dividend for any partial dividend period) to the date of redemption, if redeemed during the 12-month period commencing August 19 of each of the years set forth below:

Year	Percentage

2005	106.00%
2006	103.00%
2007 and thereafter	100.00%

      If we want to exercise the optional redemption right described above, we must give notice of the optional redemption to the holders of the convertible preferred stock called for redemption. We will give notice of the optional redemption:

•	by issuing a press release for publication on the PR Newswire or an equivalent newswire service, if required by and in accordance with the federal securities laws or the rules of any stock exchange on which the convertible preferred stock or our class A common stock is listed or traded; and

•	by mail or publication (with subsequent prompt notice by mail).

      The optional redemption date will be a date on or after August 19, 2005 selected by us and will be no less than 45 nor more than 60 days after the date on which we mail the notice of redemption.

      In addition to any information required by applicable law or regulation, the notice of optional redemption will state, as appropriate:

•	the optional redemption date;

•	the total number of shares of convertible preferred stock to be optionally redeemed;

•	that each outstanding share of convertible preferred stock to be optionally redeemed will be redeemed at the applicable redemption price specified above, plus any accrued and unpaid dividends through the optional redemption date;

•	that dividends on the convertible preferred stock to be optionally redeemed will cease to be payable on the optional redemption date, unless we default in making payment of any cash payable upon optional redemption;

•	that a holder’s option to convert shares of convertible preferred stock into shares of our class A common stock will terminate at the close of business on the business day preceding the optional redemption date (subject to any extension necessary to permit the expiration of any applicable waiting period under the Hart-Scott-Rodino Act), unless we default in making payment of any cash payable upon optional redemption;

•	the conversion ratio then in effect; and

•	that a holder must surrender any convertible preferred stock certificates that we have called for redemption to us or the transfer agent.

      We do not have the right to authorize or make an optional redemption unless, prior to giving the applicable redemption notice, we have paid all accumulated and unpaid dividends for periods ended prior to the date of such redemption notice in cash or convertible preferred stock. In the event of partial redemptions of convertible preferred stock, the shares to be redeemed will be determined pro rata or by lot, as determined by us.

      On and after the optional redemption date, dividends will cease to accrue on the convertible preferred stock which we have called for optional redemption, and all rights of holders of such convertible preferred stock will terminate except for the right to receive the redemption price, plus any accrued and unpaid dividends through the optional redemption date, unless we default in making payment of any cash payable upon optional redemption. The dividend payment with respect to the convertible preferred stock called for optional redemption on a date during the period between the close of business on any record date for the payment of dividends to the close of business on the corresponding dividend payment date will be payable on such optional redemption date to the record holder of such share on the applicable record date.

      A holder’s option to convert shares of convertible preferred stock into shares of our class A common stock will terminate at the close of business on the business day preceding the optional redemption date, subject to any extension necessary to permit the expiration of any applicable waiting period under the Hart-Scott Rodino Act, unless we default in making payment of any cash payable upon optional redemption.

      Our ability to redeem any shares of convertible preferred stock is, and may continue to be, limited by the terms of our other financing arrangements and applicable law. In addition, we are limited by the terms of the agreements governing outstanding indebtedness from redeeming the convertible preferred stock.

Mandatory Redemption

      On but not before August 19, 2016, which is the mandatory redemption date, subject to legal availability of funds therefor, we will be required to redeem all outstanding shares of convertible preferred stock at a redemption price in cash equal to the liquidation preference of the convertible preferred stock plus any accrued and unpaid dividends through the mandatory redemption date. The certificate of designation for the convertible preferred stock provides that we will take all actions required or permitted under Oklahoma law to permit the redemption.

      A holder’s option to convert shares of convertible preferred stock into shares of our class A common stock will terminate at the close of business on the business day preceding the mandatory redemption date (subject to any extension necessary to permit the expiration of any applicable waiting period under the Hart-Scott-Rodino Act), unless we default in making payment of any cash payable upon mandatory redemption.

      We will give the holders of our convertible preferred stock notice of the mandatory redemption:

•	by issuing a press release for publication on the PR Newswire or an equivalent newswire service, if required by and in accordance with the federal securities laws or the rules of any stock exchange on which the convertible preferred stock or our class A Common Stock is listed or traded; and

•	by mail or publication (with subsequent prompt notice by mail),

at least 45 but no more than 60 days in advance of the mandatory redemption date.

      In addition to any information required by applicable law or regulation, the press release and notice of mandatory redemption will state, as appropriate:

•	the mandatory redemption date;

•	the total number of shares of convertible preferred stock to be mandatorily redeemed;

•	that each outstanding share of convertible preferred stock will be redeemed for an amount in cash equal to the liquidation preference of $178.571, plus any accrued and unpaid dividends through the mandatory redemption date;

•	that dividends on the convertible preferred stock to be mandatorily redeemed will cease to be payable on the mandatory redemption date, unless we default in making payment of any cash payable upon mandatory redemption;

•	that a holder’s option to convert shares of convertible preferred stock into shares of our class A common stock will terminate at the close of business on the business day preceding the mandatory redemption date (subject to any extension necessary to permit the expiration of any applicable waiting period under the Hart-Scott-Rodino Act), unless we default in making payment of any cash payable upon mandatory redemption;

•	the conversion ratio then in effect; and

•	that a holder must surrender any convertible preferred stock certificates to us or the transfer agent.

Liquidation Preference

      In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of convertible preferred stock will, subject to the prior rights of any holders of Senior Stock, be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including all classes of our common stock and class E preferred stock), a liquidation preference in the amount of $178.571, plus any accrued and unpaid dividends on each share of convertible preferred stock to the date fixed for liquidation, winding-up or dissolution.

      If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the convertible preferred stock and all Parity Stock are not paid in full, the holders of the convertible preferred stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the convertible preferred stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our assets or business (other than in connection with the liquidation, winding-up or dissolution of our business), nor our merger or consolidation into or with any other person, will be deemed to be a voluntary or involuntary liquidation, winding-up or dissolution.

      The certificate of designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the convertible preferred stock, which has a par value of $1.00 per share.

Voting Rights

      The holders of the convertible preferred stock have no voting rights except as described below and otherwise required by Oklahoma law from time to time.

      If dividends on the convertible preferred stock are in arrears and unpaid for two or more dividend periods (whether or not consecutive), the holders of the convertible preferred stock, voting as a single class will be entitled to elect two additional directors to our Board of Directors. Upon the election of any additional directors, the number of directors that comprise our Board of Directors will be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the convertible preferred stock has been paid in full.

      In addition, so long as any shares of convertible preferred stock remain outstanding, we may not authorize, increase the authorized amount of or issue any shares of any class or series of Senior Stock (or any security convertible into or exchangeable or exercisable for Senior Stock), or adopt amendments to our certificate of incorporation (which includes the certificate of designation for the convertible preferred stock) or by-laws that would alter or change the powers, preferences or special rights of the convertible preferred stock so as to affect the holders thereof adversely, without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of convertible preferred stock. The certificate of designation provides that, except as otherwise required by law, the authorization of, the increase in the authorized amount of or the issuance of any shares of any class or series of Parity Stock or Junior Stock does not require the consent of any holder of convertible preferred stock, and is not deemed to alter or change the powers, preferences or special rights of the convertible preferred stock so as to affect the holders thereof adversely.

      In all cases in which the holders of convertible preferred stock are entitled to vote, each share of convertible preferred stock is entitled to one vote.

Conversion Rights; Conversion Ratio

      Each share of our convertible preferred stock is convertible at the holder’s option at any time after August 19, 2003 into that number of shares of our class A common stock, which is calculated by dividing the liquidation preference per share of the convertible preferred stock, by the conversion price, rounding up or down to the nearest whole number of shares. The initial conversion price is $8.75, subject to adjustment as described below under “— Conversion Price Adjustment” (such price or adjusted price being referred to as the “Conversion Price”).

      We refer to the number of shares of class A common stock into which each share of convertible preferred stock may be converted at any time, based upon the Conversion Price, as the conversion ratio.

      We will give holders of our convertible preferred stock notice of any change in the conversion ratio:

•	by issuing a press release for publication on the PR Newswire or an equivalent newswire service, if required by and in accordance with the federal securities laws or the rules of any stock exchange on which the convertible preferred stock or our class A common stock is listed or traded; and

•	by mail or publication (with subsequent prompt notice by mail),

within ten days after the change of the conversion ratio.

      A holder’s option to convert shares of convertible preferred stock into shares of our class A common stock will terminate at the close of business on the business day preceding the optional redemption date (if the holder’s shares of convertible preferred stock are called for redemption on such date) or the mandatory redemption date (subject, in each case, to any extension necessary to permit the expiration of any applicable waiting period under the Hart-Scott-Rodino Act), unless we default in making payment of any cash payable upon optional redemption or mandatory redemption, as the case may be. See “— Optional Redemption” and “— Mandatory Redemption.”

      If our Board of Directors declares a dividend for any dividend period, the holders of shares of convertible preferred stock at the close of business on the related record date will be entitled to receive the dividend payment on those shares on the corresponding dividend payment date notwithstanding the conversion of such shares following that record date. However, if the dividend payable on the dividend payment date is payable in cash, shares of convertible preferred stock surrendered for conversion during the period between the close of business on the corresponding record date and the close of business on the business day immediately preceding the dividend payment date must be accompanied by payment of an amount in cash equal to the cash dividend payable on such shares on that dividend payment date. A holder of shares of convertible preferred stock on a record date who (or whose transferee) tenders any shares for conversion on the corresponding dividend payment date will receive any dividend payable by us on the convertible preferred stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of convertible preferred stock for conversion.

Fractional Shares

      We will not issue any fractional shares of our class A common stock or securities representing fractional shares of our class A common stock upon conversion, whether voluntary or mandatory. Any fractional shares of our class A common stock resulting from conversion will be rounded up or down to the nearest whole number and paid as full shares of class A common stock.

      The transfer agent will aggregate fractional shares of convertible preferred stock that may be distributed as dividends and sell such fractional shares at the prevailing market price, and will distribute the proceeds of the sale to the holders of the convertible preferred stock in proportion to their respective interests, as described above under “— Dividends.”

Conversion Price Adjustment

      The Conversion Price is subject to adjustment, in accordance with formulas set forth in the certificate of designation, in certain events, including upon:

•	any payment of a dividend (or other distribution) payable in shares of one or more classes of our common stock on any class of our capital stock;

•	any issuance to all holders of one or more classes of our common stock, of shares of one or more classes of our common stock or rights, options or warrants entitling them to subscribe for or purchase shares of one or more classes of our common stock or securities convertible into or exchangeable for shares of one or more classes of our common stock at less than the market value for the period ending on the date of issuance; provided, however, that no adjustment will be made with respect to such a distribution if the holder of shares of convertible preferred stock would be entitled to receive such shares or rights, options or warrants upon conversion at any time of shares of convertible preferred stock into shares of our class A common stock; and provided however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur;

•	any issuance to any person of shares of one or more classes of our common stock or rights, options or warrants entitling them to subscribe for or purchase shares of one or more classes of our common stock or securities convertible into or exchangeable for shares of one or more classes of our common stock (i) at less than 95% of the market value of such common stock, if such person is not our affiliate or (ii) at less than the market value of such common stock, if such person is our affiliate, in each case, for the period ending on the date on which the price is determined for such issuance; provided, however, that no adjustment will be made with respect to such a distribution if the holder of shares of convertible preferred stock would be entitled to receive such shares or rights, options or warrants upon conversion at any time of shares of convertible preferred stock into class A common stock; and provided however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur; and provided, further, that no adjustment will be made with respect to any option grant or any exercise thereof under any of our ’ employee benefit plans or stock option plans which were in existence as of August 19, 2003 or which are approved by our Board of Directors at any time subsequent thereto;

•	any stock split, subdivision, combination or reclassification of one or more classes of our common stock;

•	any dividend or distribution to all holders of shares of one or more classes of our common stock (other than a dividend or distribution referred to in the second bullet-pointed clause above) made pursuant to any shareholder rights plan, “poison pill” or similar arrangement;

•	any distribution consisting of cash (excluding any cash portion of distributions referred to in the immediately preceding bullet-pointed clause above, or cash distributed upon a merger or consolidation to which the final paragraph of this subsection entitled “Conversion Price Adjustment” applies) to all holders of shares of one or more classes of our common stock;

•	the completion of a tender or exchange offer made by us or any of our subsidiaries for shares of one or more classes of our common stock that involves an aggregate consideration per share in excess of the market value per share for the period ending on the date on which the tender or exchange offer was completed; or

•	a distribution to all holders of one or more classes of our common stock consisting of evidences of indebtedness, shares of capital stock (other than our common stock) or assets or property (including securities, but excluding those dividends, rights, options, warrants and distributions for which an adjustment to the Conversion Price is made in accordance with any of the bullet-pointed clauses above).

      No adjustment of the Conversion Price will be required to be made until the cumulative adjustments, whether or not made, amount to 1% or more of the Conversion Price as last adjusted. We reserve the right to make such reductions in the Conversion Price, in addition to those required in the foregoing provisions, as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event we elect to make such a reduction in the Conversion Price, we will comply with the requirements of securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

      The term “market value” means the average closing price of our class A common stock for a five consecutive trading day period on the Nasdaq SmallCap Market (or such other national securities exchange or automated quotation system on which our class A common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our Board of Directors to be the fair value of the class A common stock).

      In the event that we distribute rights, options or warrants (other than rights, options or warrants distributed in a transaction giving rise to an adjustment of the Conversion Price) pro rata to holders of shares of our class A common stock, so long as any such rights, options or warrants have not expired or been redeemed by us, the holder of any convertible preferred stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of class A common stock then issuable upon such conversion (the “Conversion Shares”), a number of rights, options or warrants to be determined as follows:

•	if such conversion occurs on or prior to the date for the distribution to the holders of rights, options or warrants of separate certificates evidencing such rights, options or warrants (the “Distribution Date”), the same number of rights, options or warrants to which a holder of a number of shares of class A common stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights, options or warrants; and

•	if such conversion occurs after such Distribution Date, the same number of rights, options or warrants to which a holder of the number of shares of class A common stock into which such convertible preferred stock was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date had such convertible preferred stock been converted immediately prior to such Distribution Date in accordance with the terms and provisions applicable to the rights, options or warrants.

      The Conversion Price will not be subject to adjustment on account of any declaration, distribution or exercise of such rights, options or warrants.

      Subject to the provisions described under “— Change of Control” and “— Consolidation, Merger and Sale of Assets,” following our reclassification, consolidation or merger with or into another person or any merger of another person with or into us (with certain exceptions), or any sale or other disposition of all or substantially all of our assets (computed on a consolidated basis), each share of convertible preferred stock then outstanding will, without the consent of any holder of convertible preferred stock, be convertible at any time at the option of the holder thereof only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale or other disposition by a holder of the number of shares of class A common stock into which such convertible preferred stock was convertible immediately prior thereto, after giving effect to any adjustment event.

      Any adjustment to the Conversion Price will result in a change in the conversion ratio.

Change of Control

      If a Change of Control (as defined below) occurs, we will be required to make an offer to purchase all shares of convertible preferred stock on the Change of Control Payment Date (as defined below) at a purchase price in cash equal to 101% of the liquidation preference of the shares of convertible preferred stock, plus accrued and unpaid dividends, if any, on such shares of convertible preferred stock to, but excluding, the Change of Control Payment Date (the “Change of Control Payment”).

      Within 30 days following the Change of Control, we will mail an offer to purchase to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase the shares of convertible preferred stock on the date specified in the notice, which date will be no earlier than 30 days and no later than 40 days from the date the notice is mailed (the “Change of Control Payment Date”) pursuant to the procedures set forth above and described in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable to the repurchase of the shares of convertible preferred stock as a result of a Change of Control.

      On the Change of Control Payment Date we will, to the extent lawful, (1) accept for payment all shares of convertible preferred stock properly tendered; (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all shares of convertible preferred stock so tendered; and (3) deliver or cause to be delivered to the transfer agent the shares of convertible preferred stock so accepted together with an officers’ certificate stating the aggregate number of shares of convertible preferred stock that we are purchasing.

      The paying agent will mail promptly to each holder of shares of convertible preferred stock so tendered the Change of Control Payment for the shares of convertible preferred stock, and the transfer agent will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new certificate for shares equal to any unpurchased shares of convertible preferred stock surrendered.

      We will not be required to make an offer to purchase following a Change of Control if a third party makes the offer to purchase in the manner, at the times and otherwise in compliance with the requirements set forth herein and purchases all shares of convertible preferred stock validly tendered and not withdrawn under such offer to purchase.

      In the event of a Change of Control, we will not make the Change of Control Payment in respect of shares of convertible preferred stock prior to our repurchase of all of our tendered 10.875% Senior Notes due 2010 in connection with such Change of Control.

Consolidation, Merger and Sale of Assets

      The certificate of designation provides that we may, without the consent of any holder of the outstanding convertible preferred stock, consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our assets to any person or permit any person to consolidate with or merge into, or transfer or lease all or substantially all its properties to us; provided, however, that:

•	the successor, transferee or lessee is organized under the laws of the United States or any political subdivision thereof;

•	the shares of convertible preferred stock will become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon, the convertible preferred stock had immediately prior to such transaction; and

•	we deliver to the transfer agent an officers’ certificate and an opinion of counsel stating that such transaction complies with the certificate of designation.

      Upon our consolidation with, or merger into, any other person or any conveyance, transfer or lease of all or substantially all our assets as described in the preceding paragraph, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power we have under the shares of convertible preferred stock, and thereafter, except in the case of a conveyance, transfer or lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the convertible preferred stock.

Transactions with Affiliates

      The certificate of designation of the convertible preferred stock provides that we will not, and will not permit any of our Subsidiaries to, without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of convertible preferred stock, make any payment to, or sell, lease, transfer or otherwise dispose of any of our properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate, unless:

•	the transaction is on terms that are no less favorable to us than those that would have been obtained in a comparable transaction with an unrelated third party; and

•	the transaction either (i) has been approved by a majority of the members of our Board of Directors that are disinterested as to the transaction or (ii) is a transaction for which we or one of our Subsidiaries has delivered to the transfer agent a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to us or such Subsidiary from a financial point of view.

      The provisions of the foregoing paragraph shall not prohibit:

•	any issuance of securities, or other payments, pursuant to, employment arrangements and stock plans;

•	the grant of stock options or similar rights to any employees and directors under our stock plans;

•	any employment or consulting agreement;

•	the payment of reasonable fees to our directors who are not our employees; or

•	any transaction with one of our subsidiaries.

SEC Reports

      Whether or not we are required to file reports with the SEC, if any shares of convertible preferred stock are outstanding, we will file with the SEC all such reports and other information as we would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act. We will supply each holder of convertible preferred stock, upon request to our Vice President, Investor Relations at 14201 Wireless Way, Oklahoma City, Oklahoma 73134, (405) 529-8500, at no charge, copies of such reports or other information; provided that we will not be required to supply any reports which have been filed on the SEC’s EDGAR system or any successor system.

Book-Entry, Delivery and Form

      The Depository Trust Company, or DTC, will act as securities depositary for substantially all of the convertible preferred stock. With limited exceptions, the convertible preferred stock has been issued only as fully-registered securities registered in the name of Cede & Co., the depositary’s nominee. Two fully-registered global security certificates, representing substantially all of the number of shares of the convertible preferred stock, have been issued and deposited with the depositary and bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

      The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in the convertible preferred stock so long as the shares of the convertible preferred stock are represented by global security certificates.

      The depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thus eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc., collectively referred to as participants. Access to the depositary system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly, collectively referred to as indirect participants. The rules applicable to the depositary and its participants are on file with the SEC.

      No convertible preferred stock represented by global security certificates may be exchanged in whole or in part for the convertible preferred stock registered, and no transfer of global security certificates will be made in whole or in part for the convertible preferred stock registered, and no transfer of global security certificates in whole or in part may be registered, in the name of any person other than the depositary or any nominee of the depositary, unless the depositary has notified us that it is unwilling or unable to continue as depositary for the global security certificates, has ceased to be qualified to act or there is a continuing default by us in respect of our obligations under the convertible preferred stock, the certificate of designation or any other principal agreements or instruments executed in connection with the issuance of the convertible preferred stock. All shares of the convertible preferred stock represented by one or more global security certificates or any portion of them will be registered in those names as the depositary may direct.

      As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or that nominee will be considered the sole owner and holder of the global security certificates and all of the convertible preferred stock represented by those certificates for all purposes under the convertible preferred stock. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates will not be entitled to have the global security certificates or shares of the convertible preferred stock represented by those certificates registered in their names, will not receive or be entitled to receive physical delivery of the convertible preferred stock certificates in exchange and will not be considered to be owners or holders of the global security certificates or any of the convertible preferred stock represented by those certificates for any purpose under the convertible preferred stock. All payments on the convertible preferred stock represented by the global security certificates will be made to the depositary or its nominee as their holder.

      Ownership of beneficial interests in the global security certificates is limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee.

Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee with respect to participants’ interests or by the participant with respect to interests of persons held by the participants on their behalf.

      Procedures for conversion or redemption of the convertible preferred stock will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit the settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.

      Neither we, nor any of our agents, have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to those beneficial ownership interests.

      The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

Replacement of Convertible Preferred Stock Certificates

      We will replace any mutilated physical certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the transfer agent of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the transfer agent and us.

      We, however, are not required to issue any certificates representing shares of the convertible preferred stock on or after any conversion date thereof. In place of the delivery of a replacement certificate following such conversion date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of the class A common stock issuable pursuant to the terms of the convertible preferred stock evidenced by the certificate.

Definitions

      Set forth below are certain defined terms used in the certificate of designation. Reference is made to the certificate of designation for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Affiliates” means, as applied to any person, any other person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

      “Capital Stock” means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such person, whether outstanding on or issued after August 19, 2003, including, without limitation, all common stock and preferred shares.

      “Change of Control” means:

•	any “person” or “group” (within the meaning of Section 13(d) or 14(d)(2) under the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of our voting stock on a fully diluted basis and such ownership represents a greater percentage of the total voting power of our voting stock, on a fully diluted basis, than is held by the Permitted Stockholders on such date; or

•	individuals who on August 19, 2003 constitute our Board of Directors (together with any new directors whose election by our Board of Directors or whose nomination for election by our stockholders was approved by a vote of at least a majority of the members of our Board of Directors then in office who either were members of our Board of Directors on August 19, 2003 or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of our Board of Directors then in office;

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets to any person other than one of our wholly owned subsidiaries or the Permitted Stockholders; or

•	the adoption of a plan of liquidation or dissolution of us.

      The phrase “all or substantially all” of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of “all or substantially all” of our assets.

      “Permitted Stockholders” means Everett R. Dobson and any of his affiliates.

      “Subsidiary” means, with respect to any person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding voting stock is owned, directly or indirectly, by such person and one or more other subsidiaries of such person.

12.25% Senior Preferred Stock

      As of August 25, 2003, we had 693,713 shares of our 12.25% senior preferred stock authorized and 354,098 shares outstanding. The 12.25% senior preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends.

      The certificate of designations for our 12.25% senior preferred stock provide for the following rights:

      Voting Rights. The holders of our 12.25% senior preferred stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the certificates of designation. The certificate of designations provides that, upon the occurrence of a voting rights triggering event, the number of directors constituting the board of directors will be increased by two directors, whom the holders of 12.25% senior preferred stock will be entitled to elect. Whenever the right of the holders of 12.25% senior preferred stock to elect directors shall cease, the number of directors constituting the board of directors will be restored to the number of directors constituting the board of directors prior to the time of the event that entitled the holders of 12.25% senior preferred stock to elect directors.

      Under Oklahoma law, the holders of 12.25% senior preferred stock will be entitled to vote as a class upon a proposed amendment to our certificate of incorporation, whether or not entitled to vote thereon by its certificate of incorporation, if the amendment would increase or decrease the par value of the shares of that class, or alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely.

      Dividends. The holders of our 12.25% senior preferred stock are entitled to receive cumulative dividends at the annual rate of 12.25% of the $1,000 per share liquidation preference, as and when declared by the board of directors.

      Redemption. We must redeem the 12.25% senior preferred stock on January 15, 2008, subject to the legal availability of funds therefor, at 100% of the liquidation preference, plus accrued and unpaid dividends.

      At any time and from time to time we may redeem the 12.25% senior preferred stock, in whole or in part, at our option, at a redemption price expressed as a percentage of the liquidation preference of the

12.25% senior preferred stock as set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning January 15 of each of the following years:

Year	Percentage

2003	106.125%
2004	104.084%
2005	102.042%
2006 and thereafter	100.000%

      Optional Exchange. We may exchange the 12.25% senior preferred stock in whole, but not in part, into our senior subordinated exchange debentures.

      Change of Control. Upon a change of control, we must make an offer to purchase the 12.25% senior preferred stock at a purchase price equal to 100% of the liquidation preference of the 12.25% senior preferred stock, plus accrued and unpaid dividends. A change of control means, with respect to the 12.25% senior preferred stock, such time as:

•	a shareholder becomes the beneficial owner of more than 35% of the total voting power of our voting stock, on a fully diluted basis, and such ownership represents a greater percentage of the total voting power of its voting stock, on a fully diluted basis, than is held by Everett Dobson and his affiliates on such date; or

•	individuals who on the issue date of such 12.25% senior preferred stock constituted the board of directors, together with any new directors whose election by the board of directors or whose nomination for election by our stockholders was approved by a vote of at least a majority of the members of the board of directors then in office who either were members of the board of directors on the issue date or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the board of directors then in office.

      Restrictive Covenants. The certificate of designations that governs the 12.25% senior preferred stock contains certain restrictive covenants which, among other things, limit our ability and that of our restricted subsidiaries to incur additional indebtedness, create liens, pay dividends or make distributions in respect of their capital stock, make investments or certain other restricted payments, sell assets, redeem capital stock, issue or sell stock of restricted subsidiaries, enter into transactions with stockholders or affiliates or effect a consolidation or merger.

13% Senior Preferred Stock

      As of August 25, 2003, we had 431,272 shares of our 13% senior preferred stock authorized and 183,601 shares outstanding. The 13% senior preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends.

      The certificate of designations for the 13% senior preferred stock provides for the following rights:

      Voting Rights. The holders of our 13% senior preferred stock have voting rights substantially similar to the voting rights provided to the 12.25% senior preferred stock.

      Dividends. The holders of 13% senior preferred stock are entitled to receive cumulative dividends at the annual rate of 13% of the $1,000 per share liquidation preference, as and when declared by the board of directors. We may pay dividends in cash or, on or prior to May 1, 2004, in additional fully paid and nonassessable shares of 13% senior preferred stock having a liquidation preference equal to the amount of the dividends.

      Redemption. We must redeem the 13% senior preferred stock on May 1, 2009, subject to the legal availability of funds therefor, at 100% of the liquidation preference, plus accrued and unpaid dividends.

      At any time and from time to time on or after May 1, 2004, we may redeem our 13% senior preferred stock, in whole or in part, at our option, at a redemption price expressed as a percentage of the liquidation preference of the 13% senior preferred stock as set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning May 1 of each of the following years:

Year	Percentage

2004	106.500%
2005	104.333%
2006	102.167%
2007 and thereafter	100.000%

      Optional Exchange. We may exchange our 13% senior preferred stock in whole, but not in part, for our senior subordinated exchange debentures. The exchange rights are substantially similar to its exchange rights with respect to our 12.25% senior preferred stock.

      Change of Control. Upon a change of control, which is defined similarly to the same term used in our 12.25% senior preferred stock, we will be required to make an offer to purchase our outstanding 13% senior preferred stock at a purchase price equal to 100% of its liquidation preference plus accrued and unpaid dividends.

Common Stock

      As of August 25, 2003, we were authorized to issue up to 175,000,000 shares of class A common stock, 70,000,000 shares of class B common stock, 4,226 shares of class C common stock and 33,000 shares of class D common stock. As of August 25, 2003, there were:

•	111,150,826 shares of class A common stock outstanding and 22,426,544 shares of class B common stock issued and outstanding, and no shares of class C or class D common stock were issued and outstanding;

•	11,837,471 shares of class A common stock reserved for issuance upon exercise of future options that may be granted under our employee benefit plans;

•	23,127,379 shares of class A common stock reserved for issuance upon conversion of shares of our class B common stock and upon conversion of shares of class C common stock and class D common stock that may be issued upon the exercise of options granted under our 1996 stock option plan;

•	14,004,068 shares of class A common stock reserved for issuance upon conversion of outstanding shares of Series F convertible preferred stock; and

•	a sufficient number of shares reserved for issuance upon conversion of any shares of Series F preferred stock that are issued as dividends on currently outstanding Series F preferred stock.

      All outstanding shares of common stock are fully paid and nonassessable.

      Each holder of class A common stock is entitled to one vote for each share on matters voted upon by stockholders. A majority vote is required for all action to be taken by stockholders, except in the following situations:

•	directors must be elected by a plurality of votes cast at the annual meeting of stockholders; and

•	subject to certain limited exceptions, under Oklahoma law any director may be removed from office only for cause and by the vote of stockholders representing not less than a majority of the voting power of the issued and outstanding common stock.

      If we liquidate, dissolve or wind-up, the holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding preferred stock. Our common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

      Holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and subject to any dividend restrictions that may be contained in future credit facilities. No dividend or other distribution, including redemptions or repurchases of shares of capital stock, may be made if after giving effect to the distribution, our total assets would be less than the sum of our total liabilities plus our stated capital. Holders of common stock do not have any preemptive or preferential right to acquire or subscribe for any unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.

SELLING SHAREHOLDERS

      The following table sets forth the name of each selling shareholder and the number of shares of our Series F preferred stock and class A common stock beneficially owned by each selling shareholder as of August 25, 2003 and the percentage of our outstanding shares of Series F preferred stock and class A common stock beneficially owned by each selling shareholder at August 25, 2003. The actual amount, if any, of shares of Series F preferred stock and class A common stock to be offered by each selling shareholder and the amount and percentage of shares of Series F preferred stock and class A common stock to be owned by such selling shareholder following such offering will be disclosed in the applicable prospectus supplement.

      The number of shares beneficially owned by each selling shareholder is determined according to the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under current rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the “beneficial owners” of the same shares. Unless otherwise noted in the footnotes to this table, each of the shareholders named in this table has sole voting and investment power with respect to the shares of class A common stock shown as beneficially owned. The percentage ownership of each selling shareholder after the offering is calculated based on the shares of our class A common stock that would be outstanding assuming that all shares to be offered are sold and all outstanding options held by the selling shareholders that are exercisable within 60 days from the date of this prospectus have been fully exercised.

      We are registering all of the shares covered by this prospectus on behalf of the selling shareholders (including their respective donees, pledgees, transferees or other successors-in-interest who receive any of the shares covered by this prospectus) in accordance with registration rights agreements. This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of outstanding shares of our class A common stock of Series F convertible preferred stock. We are registering the shares to permit the selling shareholders to offer these shares for resale from time to time. Because the selling shareholders may sell all, some or no part of their respective shares of our class A common stock and Series F convertible preferred stock covered by this prospectus, we cannot estimate the number of shares of our class A common stock or Series F convertible preferred stock that will be held by the selling shareholders upon the termination of this offering. For more information, see “Plan of Distribution.”

	Class A Common(1)			Series F Preferred(1)

	Shares Beneficially Owned			Shares Beneficially Owned
	Before Offering			Before Offering

	Class A Common			Series F Preferred

			Percent		Percent
Selling Shareholder	Number		of Class	Number	of Class

Banc of America Strategic Solutions, Inc.	28,985,001	(2)(3)	26.0%
Capital Research & Management Company	12,955,507		11.66%	201,285	29.33%
Morgan Stanley High Yield	56,691		*	881	*
MSIM-UIF High Yield Fund	31,229		*	485	*
Morgan Stanley Global Opportunity Fund	9,654		*	150	*
Morgan Stanley Trust High Yield Portfolio	183,759		*	2,855	*
FTIF Franklin High Yield Fund	708,004		*	11,000	1.60%
CSAM — Nabisco	6,436		*	100	*
FTIF Franklin Income Fund	12,872		*	200	*
CSAM — High Yield	12,872		*	200	*
MSIM-Van Kampen Gov’t Fund	33,791		*	525	*
Morgan Stanley Flexible Income Fund	75,627		*	1,175	*
Morgan Stanley High Yield SECS Income	391,333		*	6,080	*
MS DW Var Inv Series High Yield	44,411		*	690	*
MS SEL DIM Inv Ser Flexible Income	13,516		*	210	*
John Hancock High Yield Bond Fund	514,912		*	8,000	1.17%
Putnam High Yield (DUB) Found	7,080		*	110	*
Capital Research-AFIS High Income Bond	408,711		*	6,350	*
Credit Suisse-City of Detroit — Gen Ret Sys	16,091		*	250	*
Credit Suisse-CS High Income	22,527		*	350	*
Credit Suisse-CS Inst High Yield Fund, Inc	19,309		*	300	*
Putnam Investments-Fixed Income — High Yield	106,844		*	1,660	*
MSIM-High Income Trust II	13,838		*	215	*
MSIM-Worldwide High Inc Retail	18,665		*	290	*
MSIM-Van Kampen High Yield	177,580		*	2,759	*
MSIM-Van Kampen Income Trust Fund	26,389		*	410	*
MSIM-VK High Income Corp	347,823		*	5,404	*
MSIM-VK High Income Trust	18,343		*	285	*
Pacholder Associates-One Group High Yield Bond	193,092		*	3,000	*
MSIM-SunAmerica SRS World High Inc	21,561		*	335	*
Alexandra Global Master Fund	279,339		*	4,340	*
Morgan Stanley Worldwide High Income Fund	20,274		*	315	*
Credit Suisse Asset Mgmt Invst Trust-US High Yld	16,091		*	250	*
Credit Suisse Asset Mgmt Income Fund Inc	57,927		*	900	*
JP Morgan Private Banking	25,745		*	400	*
PIMCO	3,218		*	50	*
Pacholder Associates-Southern UTE Permanent Fund	16,091		*	250	*
Pacholder Associates-Southern UTE Growth Fund	6,436		*	100	*
CS-Omaha Public School Emp Retirement Sys	9,654		*	150	*
Credit Suisse Asset Mgmt-DPFRS	16,091		*	250	*
Franklin-Franklin Universal Trust	231,710		*	3,600	*
Franklin-Franklin Income Fund	3,205,327		2.88%	49,800	7.25%

	Class A Common		Series F Preferred

	Shares Beneficially Owned		Shares Beneficially Owned
	Before Offering		Before Offering

	Class A Common		Series F Preferred

		Percent		Percent
Selling Shareholder	Number	of Class	Number	of Class

Franklin-FSS Franklin Strategic Income Fund	193,092	*	3,000	*
Franklin-FRVIPT Franklin High Income Fund	96,546	*	1,500	*
Franklin-FTVIPT Franklin Income Securities Fund	199,528	*	3,100	*
Franklin-Franklin Inst Hi Yield Fixed Inc Fd	6,436	*	100	*
Franklin-FTVIPT Franklin Income SECS	32,182	*	500	*
Lehman Brothers	64,364	*	1,000	*
Lehman Brothers-Christopher Mellon	4,827	*	75	*
PIMCO — AAL High Yield Bond	112,636	*	1,750	*
PIMCO — Pacific Investment Mgmt	141,600	*	2,200	*
PIMCO — Calpers Domestic	96,546	*	1,500	*
Fidelity Capital & Income Fund 038	306,372	*	4,760	*
PIMCO — SunAmerica High Yield	156,082	*	2,425	*
PIMCO — VCII High Yield Bond	11,585	*	180	*
PIMCO — Strategic Bond Fund	9,654	*	150	*
PIMCO — SP PIMCO High Yield	19,309	*	300	*
Franklin — Franklin High Inc Trust Age High Inc Fd	1,827,937	1.64%	28,400	4.14%
Goldman Sachs — GS High Yield	225,274	*	3,500	*
PIMCO — VIT High Yield	112,637	*	1,750	*
SafeCo High Yield Bond Fund	6,436	*	100	*
PIMCO — PAP High Yield Portfolio	102,982	*	1,600	*
PIMCO — High Yield	1,414,398	1.27%	21,975	3.20%
AIG — US Life Ins/ High Yield	194,701	*	3,025	*
AIG — Valic/ High Yield	279,661	*	4,345	*
AIG — AG Life/ High Yield	416,435	*	6,470	*
AIG — Merit Life/ High Yield	9,654	*	150	*
AIG — AGLA/ High Yield	64,364	*	1,000	*
Pioneer — Strategic Income Port	15,125	*	235	*
CitiGroup Investment — TST — High Yield Bond	25,745	*	400	*
PIMCO — Fixed Income — High Yield	80,455	*	1,250	*
SunAmerica Asset Management — SunAmerica Series High Yield	185,046	*	2,875	*
PIMCO-Ohio STRS	93,327	*	1,450	*
AIG-ERS TX/ AIG GIC	6,436	*	100	*
PIMCO-IBM: PIMCO High Yield	45,054	*	700	*
Oppenheimer — Champion Income Fund	154,473	*	2,400	*
Oppenhemier — Strategic Income Fund	437,675	*	6,800	*
Oppenhemier — Strategic Bond Fund-Va	35,400	*	550	*
Oppenhemier — High Yield Fund	180,219	*	2,800	*
Oppenheimer — High Inc Fd/ Va	51,491	*	800	*
Oppenheimer — Multi Sector Inc. Trust	38,618	*	600	*
Oppenheimer — OPP PLC St Inc Fund	3,218	*	50	*
Travelers — Travelers Ins Co.-Life	278,503	*	4,327	*
Travelers — Travelers Indemnity Co	214,975	*	3,340	*
Travelers — Travelers Ins Co	9,204	*	143	*

	Class A Common		Series F Preferred

	Shares Beneficially Owned		Shares Beneficially Owned
	Before Offering		Before Offering

	Class A Common		Series F Preferred

		Percent		Percent
Selling Shareholder	Number	of Class	Number	of Class

Travelers — Travelers Life & Annuity Co	12,229	*	190	*
Travelers — Travelers	1,802	*	28	*
Travelers — Travelers Insurance Co SEC	122,291	*	1,900	*
Travelers — Travelers Life	6,951	*	108	*
Travelers — Gulf Insurance Company	643	*	10	*
Travelers — NBLIC	3,668	*	57	*
Travelers — Primerica Life	32,117	*	499	*
AIG Global Investment Group	205,964	*	3,200	*
LibertyView Capital-SKM (Saunders Karp and Megrue) LibertyView CBOI, Ltd	112,637	*	1,750	*
Seneca Capital Management LLC	321,820	*	5,000	*
American Express-Centurion CDO II, Limited	64,364	*	1,000	*
AIG Global Investment Group	131,946	*	2,050	*
American Express-Clarion CBO, Limited	64,364	*	1,000	*
Mangan & McColl-Zurich Institutional Benchmark Master Fund	18,729	*	291	*
UBS Wealth Management	9,654	*	150	*
Oppenhemier — Harbour View CDO II, Ltd	122,291	*	1,900	*
Oppenhemier — Oppenheimer Funds	225,274	*	3,500	*
Aegon- TransAmerica Financial Life	64,364	*	1,000	*
Putnam — Putnam Asset Allocation	64,363	*	1,000	*
Credit Suisse- RJR-BEA Domestic High	12,872	*	200	*
Oppenheimer Funds Inc	6,436	*	100	*
Mangan & McColl Partners-ABN AMRO	292,019	*	4,537	*
Goldman Sachs-GS Global High Yield Portfolio	128,728	*	2,000	*
AIG Global-AGA/ High Yield	274,576	*	4,266	*
AIG Global-HCT High Yield-Huff 2	83,351	*	1,295	*
SunAmerica Asset Management-SunAmerica Stategic Bond Fund	28,963	*	450	*
JP Morgan (Luxembourg)	276,443	*	4,295	*
JPMorgan (Luxembourg) — #596/001	27,998	*	435	*
JPMorgan (Luxembourg) — #036	62,819	*	976	*
Robert Nemy	6,436	*	100	*
Boyd Brearley	6,436	*	100	*
Reliant Trading	128,728	*	2,000	*
Shepherd Trading Limited	128,728	*	2,000	*
Loeb Arbitrage Fund	180,798	*	2,809	*
Travelers-High Yield Managed Account	67,582	*	1,050	*
Loeb Partners Corp	10,748	*	167	*
King Street Capital LP	315,383	*	4,900	*
King Street Capital Ltd	585,712	*	9,100	1.33%
FBR Arbitrage LLC	39,712	*	617	*
TPC Investments Inc	22,527	*	350	*
FBR Arbitrage Ltd	3,540	*	55	*
Starr International Comp Inc	6,436	*	100	*

	Class A Common		Series F Preferred

	Shares Beneficially Owned		Shares Beneficially Owned
	Before Offering		Before Offering

	Class A Common		Series F Preferred

		Percent		Percent
Selling Shareholder	Number	of Class	Number	of Class

Loeb Offshore Fund Ltd	15,061	*	234	*
Mesirow Arbitrage Trust	2,124	*	33	*
Credit Suisse-High Yield Bond Fund	99,764	*	1,550	*
Gruss Opportunity Master Fund Ltd	321,820	*	5,000	*
The Patricia Dinner Revocable Trust UAD 6/08/83	128	*	2	*
Barclays Global Investors-Equity Hedge Fund II	450	*	7	*
SP Holding Ltd-ZCM Global Portfolio	1,544	*	24	*
Chestnut Pacific Ltd Partners	514	*	8	*
Standard Global Equity Partner LP	12,100	*	188	*
Scorpion Offshore-Standard Pacific Strategies LLC	2,832	*	44	*
Standard Pacific Capital Offshore Fund Ltd	37,781	*	587	*
Standard Global Equity Partners II LP	450	*	7	*
Zodiac Offshore Fund Ltd-Fortis (Curacao)	450	*	7	*
Citi Standard Pacific Ltd-CIBC Bankers Trust Co (Cayman) Ltd	1,094	*	17	*
Standard Global Equity Partners SA LP	4,634	*	72	*
Standard Pacific Mac 16 Ltd-Global OP Financial Svcs	1,995	*	31	*
Relay 3 Asset Holding Co Ltd-Standard Pacific	514	*	8	*
Black Diamond Arbitrage Offshore LDC	32,182	*	500	*
Black Diamond Offshore, Ltd.	16,091	*	250	*
Double Black Diamond Arbitrage Offshore LDC	16,091	*	250	*
Lincoln Capital-American US Hi Yield Mac37 Ltd	61,145	*	950	*
Lincoln Capital-Lincoln Cap High Yield Bond	3,218	*	50	*
Lincoln Capital-National Rural Elect Coop Asso	69,191	*	1,075	*
Canyon Capital-Canyon Value Realization Fund LP	30,572	*	475	*
Canyon Capital-Canyon Value Realization Fund	76,914	*	1,195	*
Canyon Capital-Canyon Capital Arbitrage Master Fund Ltd	9,332	*	145	*
Lincoln Capital-General Motors Investment Management Co	664,557	*	10,325	1.50%
CRT Capital Group	76,593	*	1,190	*
Putnam-High Yield Advantage	399,378	*	6,205	*
Tribeca Investments, Ltd	1,042,696	*	16,200	2.36%
Travelers Asset-First Citicorp Life	1,802	*	28	*
Travelers Asset-CitiCorp Life Insurance	6,114	*	95	*
Credit Suisse-City of New York	64,364	*	1,000	*
Aegon-Monumental Life	257,456	*	4,000	*
Principal Global-Principal Life	32,182	*	500	*
Putnam -High Yield	948,403	*	14,735	2.15%
Putnam-High Inc Convert	13,194	*	205	*
Putnam-VT High Yield	175,713	*	2,730	*
Putnam-Master Income	49,560	*	770	*
Putnam-Premier Income	126,797	*	1,970	*
Putnam-Master Intermediate Trust	91,718	*	1,425	*
Putnam-Diversified Income	541,944	*	8,420	1.23%
Putnam-Convert. Oppty & Income	9,010	*	140	*

	Class A Common		Series F Preferred

	Shares Beneficially Owned		Shares Beneficially Owned
	Before Offering		Before Offering

	Class A Common		Series F Preferred

		Percent		Percent
Selling Shareholder	Number	of Class	Number	of Class

Putnam-Managed High Yield	12,872	*	200	*
Putnam-VT Diversified Income	80,133	*	1,245	*
Aegon-Stonebridge Life Ins Co.-Gene	56,318	*	875	*
Brown Brothers	89,144	*	1,385	*
AIG Global-AIG Life High Yield	33,726	*	524	*
American Insurance-AI Life High Yield	24,136	*	375	*
Morgan Stanley-MAS-Balanced	22,527	*	350	*
Lincoln Capital-MIC Lincoln Cap	82,064	*	1,275	*
Putnam High Yield Fixed Income	15,125	*	235	*
Credit Suisse-United Parcel Service Retirement Plan	16,091	*	250	*
AIG Global-Employees System of Texas	64,364	*	1,000	*
CitiGroup Global Markets Inc	1,943,792	1.75%	30,200	4.40%
Putnam-Abbott	34,434	*	535	*
Lincoln Capital-Lacer	37,009	*	575	*
Goldman Sachs-Microsoft	128,728	*	2,000	*
Putnam-MMC High Yield Foundation	55,353	*	860	*
Deutsche Bank	64,364	*	1,000	*
Goldman Sachs International	1,930	*	30	*
PIMCO-Credit Agricole Inv Servcs	91,718	*	1,425	*
AIG-AIG DKR Soundshores Oasis (Offshore)	32,182	*	500	*
AIG-AIG DKR SS Strategic (Offshore)	32,182	*	500	*
Goldman Sachs	2,757,031	2.48%	42,835	6.24%
PIMCO	309,590	*	4,810	*
Fidelity Capital & Income	6,436	*	100	*
Chanin & Company LLC	276,848	*	4,301	*

*	Less than 1%.

(1)	This registration statement also covers any additional shares of class A common stock or Series F convertible preferred stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of class A common stock or Series F convertible preferred stock.

(2)	Includes 400,000 shares of class A common stock issuable upon the exercise of an option granted to Banc of America Strategic Solutions, Inc.

(3)	Until May 16, 2006, the shares of class A common stock being offered by Banc of America Strategic Solutions, Inc. are subject to certain restrictions on resale which are contained in a Stock Purchase Agreement among Dobson CC Limited Partnership, or DCCLP, Everett Dobson and Bank of America, N.A. dated as of May 16, 2003. Under this agreement, Banc of America Strategic Solutions, Inc. may not resell any of such shares except (a) in transactions exempt from the registration requirements of the Securities Act, (b) after May 16, 2004, in Rule 144 transactions or at a price of $10.00 per share or more, (c) in an offering registered under the Securities Act in which shares of our common stock or other securities are being offered for our account or for the account of selling stockholders, (d) in transactions governed by a registration rights agreement with us, (e) in certain extraordinary transactions involving us,

(f) pursuant to certain tag-along and drag-along rights contained in the Stock Purchase Agreement, (g) to its affiliates, (h) following a sale of control shares by DCCLP, and (i) in other limited instances.

      None of the selling shareholders listed above has or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. In addition, the selling shareholders identified above may have sold, transferred or otherwise disposed of all or a portion of such securities since the date indicated in transactions exempt from the registration requirements of the Securities Act. The selling shareholders may sell all, part or none of the securities listed above.

PLAN OF DISTRIBUTION

      Any selling shareholder may sell any of the securities being offered under this prospectus in any one or more of the following ways from time to time:

•	through agents;

•	to or through underwriters;

•	through dealers; and

•	directly to one or more purchasers.

      The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Securities may also be offered or sold through depositary receipts issued by a depositary institution.

Agents

      Offers to purchase securities may be solicited by agents designated by any selling shareholder from time to time. Unless otherwise indicated in a prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

Underwriters

      If securities are sold by any selling shareholder by means of an underwritten offering, the selling shareholders will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in a related prospectus supplement. That prospectus supplement and this prospectus will be used by the underwriters to make resales of the securities. If underwriters are used in the sale of any securities in connection with this prospectus, those securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed prices or at varying prices determined by the underwriters and the selling shareholders at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are used in the sale of securities, unless otherwise indicated in a related prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to some conditions precedent and that with respect to a sale of these securities the underwriters will be obligated to purchase all such securities if any are purchased.

      The selling shareholders may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the offering price, with additional underwriting commissions or discounts, as may be set forth in a related prospectus supplement. The terms of any over-allotment option will be set forth in the prospectus supplement for those securities.

Dealers

      If a dealer is utilized by any selling shareholders in the sale of the securities in respect of which this prospectus is delivered, the selling shareholders, as applicable, will sell these securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement relating to those offers and sales.

Direct Sales

      The selling shareholders may also sell offered securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of those securities. The terms of any sales of this type will be described in a prospectus supplement.

      Securities may also be offered and sold, if so indicated in the related prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment in connection with their terms, or otherwise, by one or more “remarketing firms,” acting as principals for their own accounts or as agents for any selling shareholder. Any remarketing firm will be identified and the terms of its agreement, if any, with us and/or any selling shareholders and its compensation will be described in a related prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed by them.

Delayed Delivery Contracts

      If so indicated in a related prospectus supplement, any selling shareholder may authorize agents and underwriters to solicit offers by certain institutions to purchase securities from the selling shareholders at the offering price set forth in a related prospectus supplement as part of delayed delivery contracts providing for payment and delivery on the date or dates stated in a related prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in a related prospectus supplement. A commission indicated in a related prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by the selling shareholders.

General Information

      The selling shareholders may have agreements with the agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, underwriters, dealers and remarketing firms may be required to make.

      The Series F convertible preferred stock is a new issue and may have no established trading market. Unless otherwise specified in a related prospectus supplement, we will not be obligated to list the Series F convertible preferred stock on an exchange or otherwise. We cannot assure you that there will be any liquidity in the trading market for the Series F convertible preferred stock.

      Agents, underwriters, dealers and remarketing firms may be customers of, engage in transactions with, or perform services for, any selling shareholders in the ordinary course of their businesses.

      The place, time of delivery and other terms of the sale of the offered securities will be described in the applicable prospectus supplement.

      In order to comply with the securities laws of some states, if applicable, the securities offered hereby will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

      Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

      As permitted by Oklahoma General Corporation Act under which we are incorporated, Article VII of our Amended and Restated Certificate of Incorporation provides for indemnification of each of our officers and directors against (a) expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding brought by reason of his being or having been one of our directors, officers, employees or agents, or of any other corporation, partnership, joint venture, or other enterprise at our request, other than an action by or in the right of us, provided that he acted in good faith and in a manner he reasonably believed to be in our best interest, and with respect to any criminal action, he had no reasonable cause to believe that his conduct was unlawful and (b) expenses (including attorney’s fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit by or in our right brought by reason of his being or having been one of our directors, officers, employees or agents, or any other corporation, partnership, joint venture, or other enterprise at our request, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to us, unless and only to the extent that the court in which such action or suit was decided has determined that the person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper. Our bylaws provide for similar indemnification. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act of 1933, as amended.

      Our directors and officers are also insured against claims arising out of the performance of their duties in such capacities.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

      McAfee & Taft A Professional Corporation, Oklahoma City, Oklahoma will issue an opinion to us about certain legal matters relating to the securities.

EXPERTS

      The consolidated balance sheets of Dobson Communications Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholder’s equity and cash flows for the years ended December 31, 2002, 2001 and 2000 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent public accountants, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

      The consolidated balance sheet of American Cellular Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholder’s equity and cash flows for the year then ended have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent public accountants, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 2002 financial statements contains an explanatory paragraph that states that there is substantial doubt about American Cellular Corporation’s ability to continue as a going concern.

      The consolidated financial statements of American Cellular Corporation and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholder’s equity and cash flows for the year ended December 31, 2001 and the period from February 25, 2000 through December 31, 2000, and incorporated by reference into this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Arthur Andersen’s report, dated March 22, 2002, on those consolidated financial statements was unqualified and included an explanatory paragraph that described an uncertainty that American Cellular Corporation would continue operating as a going concern, the change in its method for accounting for derivative instruments and hedging activities and the disposal of long lived assets.

      Representatives of Arthur Andersen LLP are not available to consent to the inclusion of their report on American Cellular Corporation’s consolidated financial statements for those years incorporated by reference into this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report incorporated by reference into this prospectus, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in American Cellular Corporation’s consolidated financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The expenses to be paid by the registrant in connection with the distribution of the securities being registered are as set forth in the following table:

Securities and Exchange Commission Fee	$55,043
*Legal Fees and Expenses	30,000
*Accounting Fees and Expenses	5,000
*Printing Expenses	30,000
*Blue Sky Fees	5,000
*Trustee/ Issuing & Paying Agent Fees and Expenses	5,000
*Transfer Agent Fees & Expenses	5,000
*Miscellaneous	10,000

*Total	$145,043

*	Estimated.

Item 15.     Indemnification of Directors and Officers

      As permitted by Oklahoma General Corporation Act under which Dobson Communications Corporation (the “Company”) is incorporated, Article VII of the Company’s Amended and Restated Certificate of Incorporation provides for indemnification of each of the Company’s officers and directors against (a) expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding brought by reason of his being or having been a director, officer, employee or agent of the Company, or of any other corporation, partnership, joint venture, or other enterprise at the request of the Company, other than an action by or in the right of the Company, provided that he acted in good faith and in a manner he reasonably believed to be in the best interest of the Company, and with respect to any criminal action, he had no reasonable cause to believe that his conduct was unlawful and (b) expenses (including attorney’s fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit by or in the right of the Company brought by reason of his being or having been a director, officer, employee or agent of the Company, or any other corporation, partnership, joint venture, or other enterprise at the request of the Company, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the Company, unless and only to the extent that the court in which such action or suit was decided has determined that the person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper. The Company’s bylaws provide for similar indemnification. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act of 1933, as amended.

      The Company’s directors and officers are also insured against claims arising out of the performance of their duties in such capacities.

Item 16.	Exhibits

      See Exhibit Index.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the information required to be included in a post-effective amendment by paragraphs (1)(i) and(1)(ii) above may be contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act and (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, Statement, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this the registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Oklahoma City, State of Oklahoma, on the 5th day of September, 2003.

DOBSON COMMUNICATIONS CORPORATION

By:	/s/ RONALD L. RIPLEY

Ronald L. Ripley

Vice President and

Senior Corporate Counsel

      Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the 5th day of September, 2003.

Name		Title

EVERETT R. DOBSON* Everett R. Dobson		Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer) and Director

STEPHEN T. DOBSON* Stephen T. Dobson		Secretary and Director

BRUCE R. KNOOIHUIZEN* Bruce R. Knooihuizen		Executive Vice President and Chief Financial Officer (Principal Financial Officer)

TRENT LEFORCE* Trent LeForce		Corporate Controller (Principal Accounting Officer)

RUSSELL L. DOBSON* Russell L. Dobson		Director

FRED J. HALL* Fred J. Hall		Director

JUSTIN L. JASCHKE* Justin L. Jaschke		Director

ALBERT H. PHARIS, JR.* Albert H. Pharis, Jr.		Director

*By:	/s/ RONALD L. RIPLEY Ronald L. Ripley, Attorney In Fact

INDEX TO EXHIBITS

Exhibit			Method
Number		Description	of Filing

2.1		Agreement and Plan of Merger dated October 5, 1999 among ACC Acquisition LLC, ACC Acquisition Co. and American Cellular Corporation.	(4)[2.11]
2.2		Agreement and Plan of Recapitalization among Dobson CC Limited Partnership, Russell L. Dobson, J.W. Childs Equity Partners II, L.P., AT&T Wireless, Inc. and the other stockholders of Dobson Communications Corporation’s Class A Common Stock and Class D Preferred Stock.	(7)[2.15]
4.1		Amended, Restated, and Consolidated Revolving Credit and Term Loan Agreement dated as of January 18, 2000 among Dobson Operating Co., L.L.C., Banc of America Securities, TD Securities (USA) Inc., and First Union National Bank and PNC Bank, National Association, and the Lenders.	(4)[4.6]
4	.1.1	Credit Agreement dated as of June 19, 2000 among Dobson Operating Co., L.L.C., as Borrower, Bank of America, N.A., as Administrative Agent, Required Lenders and Guarantors	(5)[10.2]
4	.1.2	Amendment and Consent dated November 24, 2000 to Amended, Restated and Consolidated Revolving Credit and Term Loan Agreement	(6)[4.3.2]
4	.1.3	Amendment and Consent dated May 4, 2001 to Amended, Restated and Consolidated Revolving Credit and Term Loan Agreement	(8)[4.1.3]
4	.1.4	Amendment dated August 1, 2001 to Amended, Restated and Consolidated Revolving Credit and Term Loan Agreement	(8)[4.1.4]
4	.1.5	Amendment dated January 23, 2002 to the Amended, Restated and Consolidated Revolving Credit and Term Loan Agreement	(8)[4.1.5]
4.2		Indenture dated December 23, 1998 between Dobson/ Sygnet Communications Company, as Issuer, and United States Trust Company of New York, as Trustee.	(1)[4.1]
4.3		Form of Common Stock Certificate.	(4)[4.16]
4.4		Indenture dated June 22, 2000 by the Registrant and United States Trust Company of New York, as Trustee	(5)[4]
4.5		Senior Debt Indenture dated as of July 18, 2001, between the Registrant and The Bank of New York, as Trustee	(7)[4.2]
4	.6.1	Subordinated Debt Indenture dated as of July 18, 2001 between the Registrant and The Bank of New York, as Trustee	(7)[4.3]
4	.6.2	Certificate of Trust for Dobson Financing Trust	(7)[4.4]
4.7		Declaration of Trust for Dobson Financing Trust	(7)[4.5]
4.8		Indenture dated as February 28, 1997 between the Registrant and United States Trust Company of New York, as Trustee	(3)[4.6]
4.9		Credit agreement among the Agents and Lenders named therein and Sygnet Wireless Inc. (f/k/a Dobson/ Sygnet Operating Company) dated December 22, 1998	(2)[4.4]
4.10		Form of Certificate of Designation of the Powers, Preferences and Relative, optional and Other Special Rights of the Registrant’s Series F Convertible Preferred Stock	(9)[4.10]
5		Opinion of McAfee & Taft A Professional Corporation	(9)[5]
12		Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(9)[12]
23.1		Consent of KPMG LLP (Dobson Communications)	10
23.2		Consent of KPMG LLP (American Cellular)	10
23.3		Consent of McAfee & Taft A Professional Corporation (included in Exhibit 5)	(9)[23.3]
24		Power of Attorney (included on signature page)	(9)[24]

(1)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on January 7, 1999, as the exhibit number indicated in brackets and incorporated by reference herein.

(2)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (Registration No. 333-71633), as the exhibit number indicated in brackets and incorporated by reference herein.

(3)	Filed as an exhibit to the Registrant’s Registration Statement of Form S-4 (Registration No. 333-23769), as the exhibit number indicated in brackets and incorporated by reference herein.

(4)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-90759), as the exhibit number indicated in brackets and incorporated by reference herein.

(5)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on July 6, 2000, as the exhibit number indicated in brackets and incorporated by reference herein.

(6)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000 as the exhibit number indicated in brackets and incorporated by reference herein.

(7)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-3 (Registration No. 333-64916), as the exhibit number indicated in brackets and incorporated by reference herein.

(8)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(9)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-3 (Registration No. 333-108309), as the exhibit number indicated in brackets and incorporated by reference herein.

(10)	Filed herewith.